Exhibit 12.1

SILVERBOW RESOURCES, INC.

RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Predecessor					Successor
	Year Ended December 31,				January 1, 2016 to April 22, 2016	April 23, 2016 to December 31, 2016	Three Months Ended March 31, 2017
	2012	2013	2014	2015
EARNINGS (LOSS)
BEFORE INCOME TAXES	$37,773	$198	$(433,470)	$(1,734,514)	$851,611	$(156,288)	$17,710
PLUS FIXED CHARGES	66,180	77,636	79,019	81,600	13,517	16,140	3,803
LESS CAPITALIZED INTEREST	(7,890)	(7,223)	(5,024)	(4,893)	0	(537)	(196)

EARNINGS AVAILABLE FOR FIXED CHARGES	$96,063	$70,611	$(359,475)	$(1,657,807)	$865,128	$(140,685)	$21,317

FIXED CHARGES
INTEREST EXPENSE	$57,303	$69,382	$73,207	$75,870	$13,347	$15,310	$3,607
CAPITALIZED INTEREST	7,890	7,223	5,024	4,893	0	537	196
INTEREST COMPONENT OF RENT	987	1,031	788	837	170	293	0

	66,180	77,636	79,019	81,600	13,517	16,140	3,803

RATIO OF EARNINGS TO FIXED CHARGES	1.45	0.91	—	—	64.00	—	5.61

Deficiency of earnings to fixed charges			$438,494	$1,739,407		$156,825

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the non-cash charge incurred in 2015 caused by the write-downs in the carrying value of oil and gas properties, 2015 earnings were insufficient by $1.74 billion to cover fixed charges.